UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2013

Golar LNG Partners LP
(Translation of registrant’s name into English)
Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Partners LP dated May 30, 2013.

Exhibit 99.1

EARNINGS RELEASE - INTERIM RESULTS FOR THE PERIOD ENDED MARCH 31, 2013

Highlights

•	Golar LNG Partners reports net income attributable to unit holders of $30.3 million and operating income of $45.2 million for the first quarter of 2013

•	Generated distributable cash flow of $27.6 million for the first quarter of 2013

•	Declared increased distribution of $0.515 per unit for the first quarter of 2013

•	Completed third follow-on offering raising net proceeds of approximately $130 million

•	Completion of acquisition of interests in the company that owns and operates the LNG carrier Golar Maria

•	Completed first drydock of the Golar Spirit since its 2008 FSRU retrofit

Subsequent events

•	Golar Mazo drydock completed. Golar Winter and Methane Princess drydockings commenced

•	Required modifications for Golar Winter relocation underway

Financial Results Overview
Golar LNG Partners L.P. ("Golar Partners" or the "Partnership") reports net income attributable to unit holders of $30.3 million and operating income of $45.2 million for the first quarter of 2013 ("the first quarter"), as compared to net income attributable to unit holders of $24.3 million and operating profit of $34.9 million for the first quarter of 20121.

1Following the acquisition of the Golar Grand and NR Satu from Golar, the comparative results for the first quarter ended 2012 assume that the Golar Grand and NR Satu were wholly owned by the Partnership for the entire period that the vessels have been under the common control of Golar.

There was a significant improvement in operating results for the first quarter of 2013 compared to the same period in 2012 due largely to the contribution of the NR Satu. This is because the NR Satu was on hire throughout the first quarter of 2013 but was in lay up before undergoing its conversion to an FSRU during the first quarter of 2012 and, therefore, not generating revenues. This also reflects the contribution of Golar Maria which was acquired by the Partnership on February 7, 2013. The improvement is partially offset by a reduction in revenues due to the ongoing but scheduled drydocking of the Golar Spirit. The Golar Spirit was offhire from December 11, 2012 to February 26, 2013, when the vessel undertook its first drydock as an FSRU since 2008. This is not however, expected to be indicative of future drydock offhire time for this FSRU or any of the others in the fleet.

Operating results for the first quarter of 2013 are slightly lower than the fourth quarter of 2012 mainly due to more offhire days for the Golar Spirit in the first quarter of 2013. The Golar Grand incurred a few days unplanned offhire in the first quarter of 2013 but all other vessels operated well throughout the quarter with overall utilization at 99 per cent.

The Golar Mazo completed its drydock at the beginning of the second quarter of 2013 without incurring offhire time due to the time allowance for drydocking provided by the charter. The Golar Winter commenced its drydock early in the second quarter and is expected to be offhire for between five and six weeks. The Golar Winter drydock was originally expected to commence in the first quarter. Following completion of the agreed modification work to Golar Winter, which is being carried out in conjunction with its drydocking, Golar Partners will receive approximately $24 million in additional revenue evenly over the remaining term of the contract (eleven years) commencing in the third quarter of 2013. This is before the effect of rate escalation as provided for in the time charter. Drydocking of the Methane Princess commenced during the last week of May 2013 and is expected to take approximately three weeks. Upon completion early in the third quarter, the 2013 program of drydockings will be complete. The Partnership does not anticipate a repeat of such an intensive program of drydockings before 2018.

Net interest expenses increased to $10.1 million for the first quarter of 2013 compared to $7.1 million for the same period in 2012. This is principally due to additional interest cost associated with the $155 million term loan with a group of banks. Compared to the net interest expense in fourth quarter of 2012 of $10.7 million, net interest expenses is lower by $0.6 million due to the NR Satu vendor loan having been refinanced by cheaper bank debt.
Other financial items for the first quarter of 2013 is a gain of $1.1 million compared with a loss of $1.1 million in the first quarter of 2012. This is mainly due to a net foreign currency gain on the Golar Winter and Methane Princess leases of $1.4 million in the first quarter of 2013 compared to a loss of $0.4 million in the first quarter of 2012 as a result of the appreciation of the U.S. dollar against the British Pound in the first quarter of 2013. Compared to other financial items in the fourth quarter of 2012 of a loss of $0.5 million, other financial items improved in the first quarter of 2013 also mainly as a result of the appreciation of the U.S. dollar against the British Pound and its impact on the Golar Winter and Methane Princess leases.

During the period from the IPO of Golar Partners in April 2011 until the time of the Partnership's first annual general meeting ("AGM") on December 13, 2012, Golar LNG Limited (“Golar” or “Golar LNG”) retained the sole power to appoint, remove and replace all members of the Partnership's board of directors. From the first AGM four of the seven board members became electable by the common unitholders and accordingly, from this date, Golar no longer retains the power to control the board of directors and, hence, the Partnership. As a result, the Partnership is no longer considered to be under common control with Golar and as a consequence, commencing with the Golar Maria acquisition, the Partnership will no longer account for vessel acquisitions from Golar as a transfer of equity interests between entities under common control. From December 13, 2012, Golar Partners will therefore not restate comparatives for the historical results of acquisitions and will record acquisitions at fair value rather than book value.

The Partnership's Distributable Cash Flow2 for the first quarter of 2013 was $27.6 million as compared to $22.4 million in the fourth quarter of 2012. The amount in the fourth quarter of 2012 is after adjustments to remove the Golar Grand results prior to its actual acquisition date. The increase in the first quarter is also due to the contribution of the Golar Maria from February 7, 2013.
On April 29, 2013, Golar Partners declared an increased distribution for the first quarter of 2013 of $0.515 per unit. This represented a 3.0% increase from the fourth quarter of 2012 and reflected the full accretive value of the acquisition of the Golar Maria. The dividend was paid on May 16, 2013.

Follow-on Equity Offering
In February 2013, the Partnership completed its third follow-on offering selling a total of 3,900,000 common units, representing limited partner interests, at a price of $29.74 per common unit. In addition, Golar GP LLC, the Partnership's general partner, contributed approximately $2.6 million to the Partnership to maintain its 2.0% general partner interest. Simultaneously, the Partnership also closed a private placement of 416,947 common units to Golar at a price of $29.74 per common unit. The Partnership's total combined net proceeds amounted to approximately $130 million.
Acquisition

LNG carrier Golar Maria

In February 2013, the Partnership completed its acquisition of interests in the company that owns and operates the LNG carrier, the Golar Maria, from Golar LNG for a purchase price of $215 million. The Golar Maria was delivered to its current charterer, LNG Shipping S.p.A. ("LNG Shipping"), a subsidiary of Eni S.p.A in November 2012 under a charter with an initial term expiring in December 2017. The acquisition is expected to generate annual revenues between $28 million and $29 million and annual net cash from operations (before the deduction of interest costs) between $22 million and $24 million during the term of its charter with LNG Shipping.

The Partnership financed the acquisition of the Golar Maria by assuming the debt on the vessel amounting to approximately $89 million and the remainder from the net proceeds of its equity offering that completed in February 2013.

2Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Financing and Liquidity
As of March 31, 2013 the Partnership had cash and cash equivalents of $33.0 million and undrawn revolving credit facilities of $40 million. Total debt and capital lease obligations net of restricted cash was $978.4 million as of March 31, 2013.
Based on the above debt amount and annualized3 first quarter 2013 adjusted EBITDA4 Golar Partners has a debt to adjusted EBITDA multiple of 4.2 times.

In February 2013, the Partnership entered into interest rate swaps to fix the LIBOR interest rate on a principal amount of $122.5 million in connection with the NR Satu financing at an average annual rate of 1.27%. As of March 31, 2013, Golar Partners had interest rate swaps with a notional outstanding value of $920.9 million (including swaps of notional amount of $227.2 million in connection with the Partnership's bonds) representing approximately 94.1% of total debt and capital lease obligations, net of restricted cash. The average fixed interest rate of swaps related to bank debt and capital lease obligations is approximately 2.4%. Average bank margins paid on outstanding bank debt in addition to LIBOR or fixed swap rates are approximately 1.74%. However, the all in rate of interest payable on the Partnership's bonds is 6.485%.

3Annualized means the figure for the quarter multiplied by 4.
4Adjusted EBITDA: Earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Outlook

Following the acquisition of Golar Maria in the first quarter the Partnership has increased its distributions to $0.515 per quarter or approximately 3%.

There are significant medium term opportunities for growth for Golar Partners from Golar LNG's new building fleet and projects such as the Jordanian FSRU project. Golar LNG also announced today their participation in the Douglas Channel LNG project, where Golar will have the opportunity to provide shipping to the project, which could provide growth opportunities for Golar Partners. The Board is however also focused on further growth in the short term in order to maintain Golar Partners year on year high level of distribution growth. This could potentially come from contracted vessels from Golar LNG's new buildings delivering in 2013.

Second quarter 2013 operating results will be positively impacted by a full quarter's contribution from the Golar Maria but will also reflect offhire related to the Golar Winter drydock and modification and the Methane Princess drydock. The rate increase in connection with the Golar Winter modification work will commence in the third quarter of 2013.

Whilst the short-term LNG shipping market has softened somewhat, market fundamentals remain strong with growing production levels and increased shipping and infrastructure requirements in the medium term.

The Board is confident that Golar Partners can continue to significantly grow its earnings and distributions over the long-term.

May 30, 2013
Golar LNG Partners L.P.
Hamilton, Bermuda.

Questions should be directed to:
C/o Golar Management Ltd - +44 207 063 7900
Brian Tienzo or Graham Robjohns

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF INCOME

	2013	2012 [1]	2012 [1]	2012 [1]
	Jan-Mar	Jan-Mar	Oct-Dec	Jan-Dec
(in thousands)

Total operating revenues	$74,927	$58,603	$77,172	$286,630
Vessel operating expenses	13,130	11,075	13,037	45,474
Voyage and commission expenses	1,694	92	2,252	4,471
Administrative expenses	1,266	1,588	1,555	7,269
Depreciation and amortization	13,675	10,906	14,367	51,167
Total operating expenses	29,765	23,661	31,211	108,381

Operating income	45,162	34,942	45,961	178,249

Financial income (expenses)
Interest income	273	74	333	1,797
Interest expense	(10,381)	(7,191)	(11,012)	(38,090)
Other financial items	1,080	(1,057)	(516)	(5,389)
Net financial expenses	(9,028)	(8,174)	(11,195)	(41,682)

Income before tax and non-controlling interests	36,134	26,768	34,766	136,567
Tax	(3,135)	(19)	(4,478)	(9,426)

Net income	32,999	26,749	30,288	127,141
Net income attributable to non-controlling interests	(2,684)	(2,471)	(2,988)	(10,723)

Net income attributable to Golar LNG Partners LP Owners	$30,315	$24,278	$27,300	$116,418

Weighted average units outstanding (in thousands of units):
Common units	38,884	23,127	33,840	27,441
Subordinated units	15,949	15,949	15,949	15,949
General partner units	1,119	797	1,016	886

(1) Results for the Golar Grand and the NR Satu for the periods prior to their acquisition by the Partnership (on November 8, 2012 and July 19, 2012, respectively) when they were owned and operated by Golar have been combined with the previously published results of the Partnership.

(2) As a result of Golar's loss of control in the Partnership from the date of its first AGM held on December 13, 2012, the Partnership is no longer considered to be under common control with Golar and as a consequence, commencing with the acquisition of the Golar Maria on February 7, 2013, the Partnership will no longer account for vessel acquisitions from Golar as a transfer of equity interests between entities under common control. Accordingly, the results of the Golar Maria are consolidated into the Partnership's results from the date of its acquisition. There has been no retroactive restatement of the comparatives to reflect the historical results of the Golar Maria prior to its acquisition.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS

	At March 31,	At December 31,
	2013	2012
(in thousands)

ASSETS
Short-term
Cash and cash equivalents	32,993	66,327
Restricted cash and short-term investments	37,204	30,900
Other current assets	10,570	6,260
Amounts due from related parties	—	3,883
Total Short-Term Assets	80,767	107,370
Long-term
Restricted cash	181,099	190,523
Vessels and vessels under capital leases, net	1,417,221	1,192,779
Other long term assets	34,035	20,302
Total Assets	$1,713,122	$1,510,974

LIABILITIES AND EQUITY
Short-term
Current portion of long-term debt	69,954	64,822
Current portion of obligations under capital leases	5,672	5,837
Other current liabilities	95,744	94,629
Amounts due to related parties	5,602	4,429
Total Short-Term Liabilities	176,972	169,717
Long-term
Long-term debt	699,383	639,697
Long-term debt due to related parties	34,213	34,953
Obligations under capital leases	387,463	406,534
Other long-term liabilities	18,374	18,529
Total Liabilities	1,316,405	1,269,430

Equity
Total Partners' capital	310,850	178,675
Accumulated other comprehensive loss	11,326	(8,989)
Non-controlling interest	74,541	71,858

Total Liabilities and Equity	$1,713,122	$1,510,974

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASHFLOWS

(in thousands )	2013	2012
	Jan-Mar	Jan-Mar[1]

OPERATING ACTIVITIES
Net income	32,999	26,749
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,675	10,906
Amortization of deferred tax benefit on intragroup transfers	—	(456)
Amortization of deferred charges	667	254
Drydocking expenditure	(23,829)	(3,972)
Trade accounts receivable	(2,174)	—
Inventories	(46)	24
Prepaid expenses, accrued income and other assets	(3,935)	(350)
Amount due to/ from related companies	(1,215)	2,146
Trade accounts payable	(383)	108
Accrued expenses and deferred income	4,517	6,416
Unrealized foreign exchange (gains)/losses	(7,931)	3,689
Interest element included in obligations under capital leases	61	22
Other current liabilities	(9,272)	(8,240)
Net cash provided by operating activities	3,134	37,296

INVESTING ACTIVITIES
Additions to vessels and equipment	(105)	(29,240)
Acquisition of Golar Maria	(117,517)	—
Restricted cash and short-term investments	(6,625)	(7,060)
Net cash used in investing activities	(124,247)	(36,300)

FINANCING ACTIVITIES
Proceeds from issuance of equity	130,244	—
Repayments of obligations under capital leases	(1,621)	(1,460)
Repayments of long-term debt	(14,027)	(6,078)
Non-controlling interest dividend	—	(600)
Cash distributions paid	(26,631)	(17,146)
Financing costs paid	(186)	—
Contributions from Dropdown Predecessor	—	28,257
Net cash provided by financing activities	87,779	2,973

Net (decrease)/increase in cash and cash equivalents	(33,334)	3,969
Cash and cash equivalents at beginning of period	66,327	49,218
Cash and cash equivalents at end of period	$32,993	$53,187

(1)
Cash flows relating to the Golar Grand and NR Satu for the periods prior to their acquisition by the Partnership (on November 8, 2012 and July 19, 2012, respectively) when they were owned and operated by Golar have been combined with the previously published cash flows of the Partnership. There has been no retroactive restatement of the comparatives to reflect the historical cash flows of the Golar Maria prior to its acquisition.

(2)
Subsequent to the IPO in April 2011, the Partnership acquired from Golar, 100% interests in subsidiaries which own and operate the FSRUs, the Golar Freeze and the NR Satu, and subsidiaries that lease and operate the LNG carrier, the Golar Grand on October 19, 2011, July 19, 2012 and November 8, 2012, respectively. These transactions were deemed to be a reorganization of entities under common control. As a result, the Partnership's financial statements have been retroactively adjusted for all periods to include the results, cash flows and net assets of the Golar Freeze, the NR Satu and the Golar Grand, herein referred to as the “Dropdown Predecessor” during the periods under common control of Golar. Accordingly, the historical combined cash flows and results reflect allocations of certain administrative and other expenses, including share options and pension costs, mark-to-market valuations of interest rate and foreign currency swap derivatives. The basis for the allocations are described in note 2 of the audited consolidated and combined carve-out financial statements for the year ended December 31, 2012 contained in the 20-F filed by Golar Partners with the U.S. Securities and Exchange Commission. These allocated costs have been accounted for as an equity contribution in the combined balance sheets.

(3)
As a result of Golar's loss of control in the Partnership from the date of its first AGM held on December 13, 2012, the Partnership is no longer considered to be under common control with Golar and as a consequence, commencing with the acquisition of the Golar Maria on February 7, 2013, the Partnership will no longer account for vessel acquisitions from Golar as a transfer of equity interests between entities under common control. Accordingly, the cash flows of the Golar Maria are consolidated into the Partnership's cash flows from the date of its acquisition. There has been no retroactive restatement of the comparatives to reflect the historical cash flows of the Golar Maria prior to its acquisition.

APPENDIX A - RECONCILATION OF NON-GAAP FINANCIAL MEASURES
Distributable Cash Flow (“DCF”)
Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, other non-cash items, maintenance and replacement capital expenditures and Dropdown Predecessor's net income before depreciation and amortization. Maintenance and replacement capital expenditures, including expenditure on drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, Golar Partners capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partner's performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(in thousands)	Three months ended March 31, 2013	Three months ended December 31, 2012
Net income	$32,999	$30,288
Add:
Depreciation and amortization (excluding Dropdown Predecessor prior to acquisition)	13,675	13,913
Unrealized (gain)/loss from interest rate derivatives	(2,269)	(1,554)
Unrealized net (gain)/loss from foreign exchange and related foreign currency derivatives	(1,424)	(463)
Deferred costs amortization	1,620	—

Less:
Net loss attributable to Dropdown Predecessor	—	(3,541)
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(13,730)	(12,624)
Non-controlling interest's share of DCF before maintenance and replacement capital expenditure	(3,250)	(3,654)

Distributable cash flow	$27,621	$22,365

Adjusted EBITDA
Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance.
The Partnership believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership's ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partners' performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three months ended March 31,
(in thousands)	2013	2012
Net income	$32,999	$26,749

Depreciation and amortization	13,675	10,906
Net financial expenses	9,028	8,174
Tax	3,135	19

Adjusted EBITDA	$58,837	$45,848
Annualized adjusted EBITDA	$235,348	$183,392

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•
statements about market trends in the floating storage and regasification unit (or FSRU) and liquefied natural gas (or LNG) carrier industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs and LNG carriers;

•	statements about Golar Partners and Golar LNG's ability to retrofit vessels as FSRUs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	Golar Partners ability to increase distributions and the amount of any such increase;

•	The contributions to Golar Partners' operating results of the LNG carriers, the Golar Grand and the Golar Maria, which we acquired in November 2012 and February 2013, respectively;

•	Golar Partners ability to integrate and realize the expected benefits from acquisitions, including the acquisition of the Golar Grand, and the Golar Maria;

•	Golar Partners anticipated growth strategies;

•	the effect of the worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in Golar Partners operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of Golar Partners ability to make cash distributions on the units or any increases in cash distributions;

•	Golar Partners future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	Golar Partners ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by the Partnerships charterers;

•	Golar Partners ability to maintain long-term relationships with major LNG traders;

•	Golar Partners ability to leverage Golar LNG's relationships and reputation in the shipping industry;

•	Golar Partners ability to purchase vessels from Golar LNG in the future;

•	Golar Partners continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

•	Golar Partners ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	Golar Partners ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and Golar Partners ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to Golar Partners business;

•	availability of skilled labor, vessel crews and management;

•	Golar Partners general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of Golar Partners and distributions to Golar Partners unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	Golar Partners ability to retain key employees;

•	customers' increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of Golar Partners securities in the public market;

•	Golar Partners business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that Golar Partners file with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, Golar Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Partners LP (Registrant)

Date: May 30, 2013	By:	/s/ Graham Robjohns
Graham Robjohns Principal Executive Officer